# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gulf Island Fabrication, Inc., CIK 0001031623
CUSIP: 402307102
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 2170 BUCKTHORNE PL, SUITE 420, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 11/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000893838-18-000010
Filed by CIK 0001644342
Persons authorized to receive notices and communications: Garrett Lynam, Kokino LLC, 201 Tresser Boulevard, 3rd Floor, Stamford, Connecticut (CT), 06901, 203-595-4552

## Reporting persons
- Piton Capital Partners LLC (CIK 0001644342): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,811,894; shared voting power 0; sole dispositive power 1,811,894; shared dispositive power 0; aggregate amount beneficially owned 1,811,894 (11.3% of the class)
  Comment: *See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).
  **This calculation is rounded to the nearest tenth and is based upon 16,034,779 shares of common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed on August 7, 2025 (File No.: 001-34279).
- Robert Averick (CIK 0001343599): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 31,333; shared voting power 1,811,894; sole dispositive power 31,333; shared dispositive power 1,811,894; aggregate amount beneficially owned 1,843,227 (11.5% of the class)
  Comment: *See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).
  **This calculation is rounded to the nearest tenth and is based upon 16,034,779 shares of common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed on August 7, 2025 (File No.: 001-34279).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Gulf Island Fabrication, Inc.
Address of issuer's principal executive offices: 2170 BUCKTHORNE PL, SUITE 420, THE WOODLANDS, Texas (TX), 77380
Comment: Preliminary Note. Pursuant to Rule 13d-2 under the Act, this Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends the Schedule 13D filed on March 22, 2018 (the "Original Schedule 13D"), as most recently amended on June 2, 2023 by Amendment No. 8. The Original Schedule 13D (as previously amended) and this Amendment No. 9 are collectively referred to as the "Schedule 13D." Capitalized terms used but not defined in this Amendment No. 9 have the meanings given in the Original Schedule 13D (as amended). Except as specifically amended herein, the Original Schedule 13D remains in full force and effect. This Amendment No. 9 is filed to report entry into the Support Agreement (defined below).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first paragraph to the response to Item 3 is hereby amended and restated in its entirety to read as follows:

(i) As of November 10, 2025, Piton Capital Partners LLC ("Piton") had acquired a total of 1,811,894 Shares through various prior purchases, with aggregate consideration of approximately $17.23 million and (ii) on November 14, 2023, Robert Averick purchased 10,000 Shares for approximately $39,700. In addition, Mr. Averick holds 21,333 Shares received from vested restricted stock units granted in connection with his service as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 7, 2025, Gulf Island Fabrication, Inc. (the "Issuer"), IES Holdings, Inc. ("Parent") and IES Merger Sub, LLC entered into an Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement"). In connection with the Merger Agreement, on November 7, 2025, the Reporting Persons entered into a Voting and Support Agreement with the Issuer, Parent and the other persons named therein (as it may be amended from time to time, the "Support Agreement") pursuant to which the Reporting Persons agreed, among other things, to vote their shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby (the "Merger") and against any action that would reasonably be expected to impede, interfere with, delay, discourage or adversely affect the consummation of the Merger or inhibit the timely consummation of the Merger in any respect.

Pursuant to the Support Agreement, and subject to its terms and conditions, the Reporting Persons and other shareholders who are signatories to the Support Agreement agreed, from the execution and delivery of the Support Agreement until the Expiration Time (as defined in the Support Agreement), to vote all Covered Shares (as defined in the Support Agreement) at every meeting of the Issuer's shareholders, and in any other circumstance, including written consents, as follows:

In favor of: (1) the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement; (2) the adoption of any amended and restated Merger Agreement or amendment to the Merger Agreement, except for any Adverse Amendment (as defined in the Support Agreement); and (3) any proposal to adjourn or postpone the meeting to a later date if necessary for quorum or adoption of the Merger Agreement, or if proposed or requested by the Issuer or Parent, in accordance with the Merger Agreement.

Against: (1) any Company Acquisition Proposal (as defined in the Merger Agreement); (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer under the Merger Agreement or of the Reporting Persons under the Support Agreement; and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, or adversely affect the consummation of the Merger or inhibit the timely consummation of the Merger in any respect.

Additionally, the Reporting Persons agreed to appear in person or by proxy at such meetings and to otherwise cause all Covered Shares to be counted for quorum purposes. The Support Agreement also includes an irrevocable proxy provision, waiver of appraisal rights and other customary covenants and representations.

The foregoing summary is not complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference. In addition, a copy of the Merger Agreement is attached as Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on November 10, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response to Item 5(a) is hereby amended and restated in its entirety to read as follows:

The percentages used in this Schedule 13D are rounded to the nearest tenth and are based upon 16,034,779 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed on August 7, 2025 (File No.: 001-34279).

See rows (11) and (13) of the cover pages to this Schedule 13D (which are incorporated herein by reference) for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on November 10, 2025. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The response to Item 5(b) is hereby amended and restated in its entirety to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D (which are incorporated herein by reference) for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including Piton. Mr. Averick is also currently a director of the Issuer. See Item 2. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 1,843,227 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,811,894 Shares beneficially owned by Piton and (ii) 31,333 Shares beneficially owned by Mr. Averick. Mr. Averick also holds 5,979 restricted stock units granted to him as an award for his service as a director of the Issuer, with each restricted stock unit being convertible into one Share on April 1, 2026.

Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino. Mr. Averick is a member of Piton, along with other Family Clients of Kokino. Piton is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of Piton. Mr. Averick, in his capacity as an employee of Kokino, manages Piton's investment in the Shares with assistance from other Kokino personnel. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to Piton.
Transactions in the class effected during the past sixty days:
The response to Item 5(c) is hereby amended and restated in its entirety to read as follows:

No Reporting Person has effected any transaction in Shares within the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 6 of the Schedule 13D is amended and supplemented by adding the following text:

The Reporting Persons entered into the Support Agreement on November 7, 2025. The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The response to Item 7 of the Schedule 13D is amended by adding the following text:

Exhibit D: Voting and Support Agreement, dated as of November 7, 2025, by and among IES Holdings, Inc., Gulf Island Fabrication, Inc., and the shareholders of Gulf Island Fabrication, Inc. listed on Schedule A thereto.

## Signatures
- Piton Capital Partners LLC: /s/ Garrett Lynam, Garrett Lynam, as General Counsel of Kokino LLC (as Managing Member of Piton Capital Management LLC, Managing Member of Piton Capital Partners) (11/10/2025)
- Robert Averick: /s/ Robert Averick, Robert Averick (11/10/2025)